# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAFE BULKERS, INC., CIK 0001434754
CUSIP: Y7388L103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: APT. D11, LES ACANTHES, 6, AVENUE DES CITRONNIERS, MONACO, Monaco (O9), MC98000
Date of event which requires filing of this statement: 09/09/2026
Amends the filing with accession number 0000930413-13-001660
Filed by CIK 0001454685
Persons authorized to receive notices and communications: Ioannis Bertsis, Vorini Holdings Inc., Apt. No. D11, Les Acanthes 6 Avenue des, Citronniers, Monaco (O9), MC98000, 377 93 25 05 75

## Reporting persons
- Vorini Holdings Inc. (CIK 0001454685): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 19,426,015; shared voting power 0; sole dispositive power 19,426,015; shared dispositive power 0; aggregate amount beneficially owned 19,426,015 (17.1% of the class)
  Comment: This calculation is based on 113,833,473 shares of common stock, par value $0.001 (the "Common Stock") of Safe Bulkers, Inc. (the "Issuer") outstanding as of September 11, 2026, which reflects the issuance the 12,000,000 Offer Shares in the Private Placement (as such terms are defined herein).
- Polys Hajioannou (CIK 0001969781): type of reporting person: individual (IN); citizenship or place of organization: Cyprus (G4); source of funds: other (OO); sole voting power 49,881,427; shared voting power 0; sole dispositive power 49,881,427; shared dispositive power 0; aggregate amount beneficially owned 49,881,427 (43.8% of the class)
  Comment: * Includes shares owned indirectly through Vorini Holdings Inc. ("Vorini"), which is controlled by Polys Hajioannou, and Bellapais Maritime Inc. ("Bellapais"), Kyperounta Maritime Inc. ("Kyperounta"), Lefkoniko Maritime Inc. ("Lefkoniko"), Akamas Maritime Inc. ("Akamas"), Chalkoessa Maritime Inc. ("Chalkoessa") and Moutoulas Shipping Corporation ("Moutoulas"), which are each wholly owned by Polys Hajioannou.
  
  This calculation is based on 113,833,473 shares of Common Stock outstanding as of September 11, 2026, which reflects the issuance the 12,000,000 Offer Shares in the Private Placement.
- Bellapais Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (4.4% of the class)
  Comment: * This calculation is based on 113,833,473 shares of Common Stock outstanding as of September 11, 2026, which reflects the issuance the 12,000,000 Offer Shares in the Private Placement.
- Kyperounta Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (4.4% of the class)
  Comment: * This calculation is based on 113,833,473 shares of Common Stock outstanding as of September 11, 2026, which reflects the issuance the 12,000,000 Offer Shares in the Private Placement
- Lefkoniko Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (4.4% of the class)
  Comment: * This calculation is based on 113,833,473 shares of Common Stock outstanding as of September 11, 2026, which reflects the issuance the 12,000,000 Offer Shares in the Private Placement.
- Akamas Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 8,555,412; shared voting power 0; sole dispositive power 8,555,412; shared dispositive power 0; aggregate amount beneficially owned 8,555,412 (7.5% of the class)
  Comment: * This calculation is based on 113,833,473 shares of Common Stock outstanding as of September 11, 2026, which reflects the issuance the 12,000,000 Offer Shares in the Private Placement.
- Chalkoessa Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 5,400,000; shared voting power 0; sole dispositive power 5,400,000; shared dispositive power 0; aggregate amount beneficially owned 5,400,000 (4.7% of the class)
  Comment: * This calculation is based on 113,833,473 shares of Common Stock outstanding as of September 11, 2026, which reflects the issuance the 12,000,000 Offer Shares in the Private Placement.
- Moutoulas Shipping Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 1,500,000; shared voting power 0; sole dispositive power 1,500,000; shared dispositive power 0; aggregate amount beneficially owned 1,500,000 (1.3% of the class)
  Comment: * This calculation is based on 113,833,473 shares of Common Stock outstanding as of September 11, 2026, which reflects the issuance the 12,000,000 Offer Shares in the Private Placement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SAFE BULKERS, INC.
Address of issuer's principal executive offices: APT. D11, LES ACANTHES, 6, AVENUE DES CITRONNIERS, MONACO, Monaco (O9), MC98000
Comment:
This Amendment No. 8 (the "Amendment No. 8") amends the Report on Schedule 13D originally filed on November 25, 2013 (the "Original 13D", and as amended by Amendment No. 1 to Schedule 13D filed on December 24, 2013, Amendment No. 2 to Schedule 13D filed on December 15, 2014, Amendment No. 3 to Schedule 13D filed on December 12, 2016, Amendment No. 4 to Schedule 13D filed on December 11, 2017, Amendment No. 5 to Schedule 13D filed on November 22, 2019, Amendment No. 6 to Schedule 13D filed on October 15, 2025, and Amendment No. 7 to Schedule 13D filed on May 18, 2026, the "Amended 13D") by Vorini Holdings Inc., Polys Hajioannou, Nicolaos Hadjioannou, and Bellapais Maritime Inc.

Except as otherwise set forth herein, all items not addressed in this Amendment No.8 remain unchanged in the Amended 13D, and all Items set forth herein are intended to amend and update, as indicated, the corresponding Items of the Amended 13D.

## Item 2. Identity and Background
Name of person filing:
(f) Item 2 is hereby amended and restated by the following:

This statement is being filed by:

1. Vorini Holdings Inc., a Marshall Islands corporation ("Vorini");

2. Polys Hajioannou, an individual and citizen of the United Kingdom;

3. Bellapais Maritime Inc., a Marshall Islands corporation ("Bellapais");

4. Kyperounta Maritime Inc., a British Virgin Islands corporation ("Kyperounta");

5. Lefkoniko Maritime Inc., a British Virgin Islands corporation ("Lefkoniko");

6. Akamas Maritime Inc., a Cayman Islands corporation ("Akamas");

7. Chalkoessa Maritime Inc., a Marshall Islands corporation ("Chalkoessa"); and

8. Moutoulas Shipping Corporation, a Marshall Islands corporation ("Moutoulas", and together with Vorini, Polys Hajioannou, Bellapais, Kyperounta, Lefkoniko, Akamas and Chalkoessa, collectively, the "Reporting Persons").

The Reporting Persons have entered into a joint filing agreement, dated as of September 11, 2026, a copy of which is attached hereto as Exhibit 99.8.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is Apt. No. D11, Les Acanthes, 6 Avenue des Citronniers, MC98000, Monaco.
Present principal occupation or employment:
Vorini's principal business is serving as a holding company through which its shareholders engage in shipping investments.

Polys Hajioannou's principal occupation is serving as Chairman and Chief Executive Officer of the Issuer.

Bellapais's principal business is serving as a holding company through which its shareholders engage in shipping investments.

Kyperounta's principal business is serving as a holding company through which its shareholders engage in shipping investments.

Lefkoniko's principal business is serving as a holding company through which its shareholders engage in shipping investments.

Akamas's principal business is serving as a holding company through which its shareholders engage in shipping investments.

Chalkoessa's principal business is serving as a holding company through which its shareholders engage in shipping investments.

Moutoulas' principal business is serving as a holding company through which its shareholders engage in shipping investments.
Criminal convictions in the last five years: (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: 1,500,000 of the Offer Shares were acquired by Polys Hajioannou, acting through Moutoulas, through participation in the Private Placement (each such term as defined in Item 4 below)

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the following:

On September 9, 2026, the Issuer placed 12,000,000 new shares of the Common Stock (such shares, the "Offer Shares" and such transaction, the "Private Placement") to selected institutional investors who participated an accelerated bookbuilding process. Based on the results of the accelerated bookbuilding process, the Issuer accepted offers for 12,000,000 Offer Shares and set the offering price for the Offer Shares at (euro)6.70 per Offer Share (the "Offer Price"). As a result, the total gross proceeds raised from the Prive Placement amounted to 80,400,000.

Polys Hajioannou, acting through Moutoulas, participated in the Private Placement and was allocated 1,500,000 Offer Shares.

Subject to the lock-up agreement described in Item 6 of this Amendment No. 8, the Reporting Persons may, from time to time, purchase or sell the Offer Shares as appropriate for his personal circumstances.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated by the following:

As of the date of this Amendment No. 8, the Reporting Persons beneficially owned an aggregate of 49,881,427 shares of Common Stock. As of September 11, 2026, there were 113,833,473 shares of Common Stock issued and outstanding, which reflects the issuance the 12,000,000 Offer Shares in the Private Placement. Based on the foregoing, the 49,881,427 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 43.8% of the shares of Common Stock issued and outstanding.

Vorini, Bellapais, Kyperounta, Lefkoniko, Akamas, Chalkoessa and Moutoulas have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 19,426,015, 5,000,000, 5,000,000, 5,000,000, 8,555,412, 5,400,000 and 1,500,000 shares of Common Stock, respectively.

By virtue of shares owned indirectly through Vorini, which is controlled by Polys Hajioannou, and Bellapais, Kyperounta, Lefkoniko, Akamas, Chalkoessa and Moutoulas, which are each wholly owned by Polys Hajioannou, Polys Hajioannou may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 49,881,427 shares of Common Stock.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons own any shares of Common Stock other than the shares of Common Stock covered in this statement on Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The description in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described in Item 4 above, no reportable transactions were effected by any Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement on Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the following:

Polys Hajioannou, as well as the Company and other members of the Board and the Company's executive management agreed to customary lock-up undertakings with the managers of the Private Placement for a period of 180 days following completion of the Private Placement (subject to customary exceptions). The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, the form of which is incorporated by reference as Exhibit 99.9 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following:

Exhibit

99.8 Joint Filing Agreement, dated as of May 18, 2026, among Vorini Holdings Inc., Polys Hajioannou, Bellapais Maritime Inc., Kyperounta Maritime Inc., Lefkoniko Maritime Inc., Akamas Maritime Inc., Chalkoessa Maritime Inc. and Moutoulas Shipping Corporation.

99.9 Lock-up agreement

## Signatures
- Vorini Holdings Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (09/11/2026)
- Polys Hajioannou: /s/ Polys Hajioannou, Polys Hajioannou (09/11/2026)
- Bellapais Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (09/11/2026)
- Kyperounta Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (09/11/2026)
- Lefkoniko Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (09/11/2026)
- Akamas Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (09/11/2026)
- Chalkoessa Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (09/11/2026)
- Moutoulas Shipping Corporation: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (09/11/2026)